CONVESIO

2019 Report

Dear investors,

2019 and the beginning of 2020 have been an exciting time for Convesio. Our team has been very focused on scaling sales, onboarding new customers and expanding our product features. It has been challenging adapting to Covid-19 and the changes in our market like the cancellation of many WordCamps and the transition of events to an online format. This has made it challenging to make meaningful connections to new customers and prospects. We have been participating in more online conferences and sponsoring several online events for agencies and ecommerce website owners. We are also seeing a trend in higher value customers coming to Convesio who have real challenges around scaling and website performance. Thank you for your support and we are excited about the future of 2020 and beyond.

We need your help!

We know many of our investors are in the WordPress or Agency business. We would love them to become active referral partners for Convesio. Here is a link they can use to signup for our program: https://convesio.com/affiliate-program/. We are also looking for new partnerships that will open additional channels for us to acquire customers.

Sincerely,

Thomas Fanelli
Founder/CEO

Dyutiman Chakraborty
Co-Founder, Chief Architect

Elizabeth Bochner
Co-Founder, COO

Our Mission

The hosting market is primed for disruption as businesses realize they cannot reliably host their website on discount legacy providers. Convesio's approach and technology makes it a clear choice over legacy competitors. Our aim over the next 5 years is to have a global server presence and host tens of thousands of websites.

See our full profile

How did we do this year?

Report Card

B-

The Good

- We have hired an all-star team and have a great human capital foundation to achieve future growth.
- Onboarding and customer satisfaction are very high both with the product performance and customer service.
- Initial marketing has gotten us expose to the WordPress community and is generating inbound leads.

The Bad

- It has taken longer than expected to hire and scale our sales team.
- The Covid-19 pandemic has caused uncertainty in our customer base which the full effects are un known at this time.
- Pipeline growth is not happening fast enough month over month to hit our growth targets.

2019 At a Glance

January 1 to December 31

$13,086
Revenue

-$465,438
Net Loss

$0
Short Term Debt

$1,140,539
Raised in 2019

$470,746
Cash on Hand
As of 05/20/20

We ❤ Our 782 Investors

Thank You For Believing In Us

William Bahl
Melvin Kasanrokijat
Brandi Casey
Leonard Helbig
Matt Huber
Robert Kyle Martin
Sandeepa Nayak
Walter Fyler
Bradley Russell Kahl
Michael Marx
Graciela Houston
Daniel Hudson
Alis Peraza
Matt Taves
Michael Chang
Sean Ali
Isaac Wiedmann
Aaron Kovac
Nashima Harvey
Paul Washington
Sunil Krishnan
Eric W. Harding
Resnik Lathario Chance
Tatyana Montalvo
Hayden Rose
Raylene Ewing
Onaje Mcclean
Chaz McQueen
James Crump
Tasha Tillery
Carol Juter
Kevin Hopper
Alex Hurst
Trevor Ghylin
Gina Smith
Roger Chan
James E Warren
Tony Grimsley
Gregory Osiegbu
Okole Mokolo Nango
Nel Patel
Myla Rosario A. Legaspi
William Brown
Mark Nilsen
Jim Burns
Anthony Dubose
Clint Barnette
Brett Daniel Pinfold
Michael Moore
David Alexander
David John KRAFT
Chadd Hodges
Kishore GADHIRAJU
Ervin Vaughn
Ken Cuaderno
Jerry Yvens Valcourt
Patrick Wilson

Benjamin Bassett
Thamer Fahad AlSaeed
Sharath Ramesh
Draven Pike
Felix Nwokolo
Frederick Daniel Latour
Chris Price
Jake Zellweger
Bryian Tan
Bonnie Forsythe
Meghan McClelland
Lauri Lauter
Sue Whittaker Rabe
KOJO AMARU NKETIA XI...
Logan Knox
Ruramai Hlomayi
Fay Ibrahima
Cesar Sierra
Eurydice Stanley
In Mean
Joseph CHRISTY
Micah Wood
Daniel Purifoy
Matt Armstrong
Mike Stowe
Vilem Fruhbauer
Aubrey Knecht
Robert Collini
Sandra Mercier
Maricruz Villalobos
Malik Smith-williams
Kenneth Wood
Brendan Mulvenna
Demetrios Galifianakis
Smoot Allison
Joshua Chapman
John Danesi
Mathias Fobi
Raymond Hayes
Ralph Cecere
Keny Petit-Frere
Nathan Richardson
Sung Yun LEE
Patty Tsang
Marcel Heinzer
Sarah S Pollak
Gregory Osiegbu
Oliver Ray Reed
Vamsi Addanki
Jerome Auchere
Nevill Sebastian
Kevena L Domingos
Bill West
Toby Woodiwiss
Rob Miller
Gertrude Denk
Qu Chen

Daryl D Griffin
Paul Buijs
Phillip Cox
Siddartha Kethireddy
Guy Ward
Evan Beuscher
Phi Austin
April Gillmore
Edie Parker
Rhonda S Rookstool
Caren Glatcz
Gerard Harrington
Curtis Isham
David Mboh
Will Lerner
Dale York
Jesse Adamson
Donald Joshua
Dotun Kenny Akinwale
Dhanushka Giragama
Sandeep Wadhwa
David D'Antonio
Ramon Herrera
Kevin Vespe
Theresa Sheryl
Charles Westberg
Wade C Fields
Gregory Colwell
Randolph Almaguer
Sarah Osmonson
Rick Muirhead
Raphael Nakache
Anthony Armstrong
Matthew Infante
David Friedman
Pablo Marino
Raj Thiyagarajan
Ted Huynh
Jeffrey Miller
Jason O' Neill
Kranthi Sitammagari
Kimberly Kruzel
Troy Shettlesworth
Sara Dixon
Jem Day
Trent Newbold
Maulin Patel
Samarth Beri
Kalpana Singh
Michael Curiel
Kingsley Asare
Emilie Brown
Bill West
Jonathan Adams
Charles Mcdonald
Richard L Rosen, SR
Tommy Allen

Francisco Malafaya
Biren Gandhi
Demarley Holder
Caryn Colgan
Daniel Crayton
Kevin Aikens
Eric Barnett
Dona Joseph-Chase
Leah Talley Nodes
Errol George
Bradley Gallagher
Brian Rummery
Claire Elstun Coffel
Randall Stein
Allie Medina
Pam Isaac
Mathieu Tyler Guy Jang
Cary Lenci
Santos Boch Oscal
Chinta Mani Bajgai
David Borg
Randy Cumes
Soufou Saechao
Julius Balio
James George
Laura Sue Jones
Sharon Kay Keener
Fritzner Alexis
Giovanni Heward
Oliver Ross
Syed M Shoaib
Andrew Bushnell
Laxman Dahal
Christopher Robinson
Sharon Sharon Sharon
Svetlana Malinsky
Balakrishnen Varadarajan
Murvyn DaCosta
Alex Rosenbeck
Jebin Gautam
Roger J Leitner
Philemon Strahm
Robert Trabucco
Louis Olgin
Donna Huggins
Michael Hale
Rodrigo Luna
Dorothy Parkins
Daniel Omlor
Alan MURPHY
Jennifer Brena
Sloan Chapman
Mike Haley
William CLEMENS
Joseph C. Oliver
Dawn Beckley
Jean Pierre Placide

Dea Wilson
Dexter Lawrence
Job Edwards
Joseph Lancaster
Leslie Jade Kimmeth
Denise Steele
Vijaya Kumar POTTI
Ahilan Subramaniam
Louis Papp
Francisco Azcunaga
Robert Schaffler
Chatri Jhunjhnuwala
Mary Lynn Dodd
Steve Bills
Lyle Notice
John C Silvestri
Ijeoma Nsaka
Dan Luhman
John Young
Max West
Chiselle Vega
Bharath Venkataraman
Jack Sargent
John David Gibbons
Mark Bly
Sarah Djshines Hines
Mary Brown
Dirk J Richardson
Kevin Walters
Pathikrit Mukherjee
Anthony Hollowell
David Davis
Robert Michael Walsh Jr.
Quang Ho
Rakesh Patel
Karmesh Patel
Paul Dymock
Derek Nicholls
Kenneth Strong
Eric Schubert
Hayden Debi
Dunia Abdalla
Harry S. Lombardo Jr.
Sandra Lee Gookins
Ken Falkner
Dvir Gefen
Rory Sugino
Robert B. GREENE
Harish Damodhardas Asar
Wineetha Fernando
Robert Dorchak Jr
Paul Green
Brian Didsbury
Bruce Reese
Franklin E. Powers, Jr.
Raja Mallepeddi
Dean Schear

Patrick Khajehtoorian
Stephen S Taylor
Travis S Silman
Andre Harrell
Carol Stout Eastman
Celio Vasquez
Jeremy Foxx
Scott Steinberg
Jonathan Maikui
Francisco Azcunaga
Rafael Perez
Alan J Reep
Miriam Jackson
Konstantinos Spaliaras
Daniel Hightower
Clinton Noel Foster, SR
Kevin Michael Sutton
Andrea Richie
Gregg Housh
Maureen Serri
Edward Song
Ravi Singh
Lamy Saint-fleur
Dion Lancia
James Stehr
Josh Holmes
Thadd Ernstmeyer
Richard Aguilera
Sueann Panicola
Cristina Tacettin
Logan Couturier
Bryan Garcia
Gary Ma
Nguyen Tran
Marco Massari Calderone
Steven J. Lewis
Jimmy Lee Perry
Alan Heinze
Okwudili C Amaechi
George E. Crown
Gerard Michael Kaizer
Bruce L Biers
Gregory EWERT
Susan Baughman
Brandon Kaleo'okalani Ch...
John E. Cook
Anthony Jeter
Ashok Raj Rao
Timoth Charles Dickens
James Andrew Woodruff
Lincoln Taylor
Joel Sowders
Cluzeau Brice
Hans Helmes
Brenton Basta
Susan Parker
Pichou Etinde

Ted Ooyevaar
Kevin Kline Gargar
Stephen Gellatly
Errol George
James Bowen
Brian Belley
Robert Bruno
Ann Commiskey
Mike Cozart
John R Hume
Patrick O'Brien Boling
Jennifer Zachey
Clark Whitehead
Barbara Ann Inman
Sean Stobart
Cory Owens
Joseph Charles
Martin Steinbach
Le Thien Dat
Rolando Martinez
Kyle Jackson
Kennedy Thibou
Eduard Abramov
Jeffrey Brown
Charles W. Murdaugh
Marisa R Johnson
Niko Portokalis
Vladimir Shanshivy
Jeremy Davies
Zachary Weiner
Luis F Mallarino
Gerald A Echols Jr.
Suresh Goel
Rick Raun
Wael Azer
Steven James Lewis
Santosh Kumar
Ricky Derrold Faler
Aaron Lineback
Alex Lebon
Wayne C Dees
Joseph Short
Tabitha Ndungu
Rodney Scott
Kiranmayi Komati
Albert Jacque Ambrose ...
David G McEwan
Jacob Reid Stophel
Thang Le
Thomas Mills
Bruce Kenneth Hogue
Eugene Bolton
Gloria Su
Josh Colenda
Alex Rylah
Jane Karski
William Nash SR

Lewis Elliott Warner Sr
Scott M Algatt
Brett Johnson
James L. Wolfrey
Margaret Reeves
Yuliang Liu
Nai Thao
Elizabeth J Delgado
Mario A Nava
Darlington Etumni
Jean Luc PACIFICI
Jarrod Lippi
Robert L Williams
Ryan Awai
Mercedita Oducado
Dwight Kirkham
Roland Burnett
Joseph Oseghale
Bruce Godbery
Alison Ostheimer
Djami Kakona
Maria S GOMES
May Atkinson
Imtiaz Shah
Emmanuel Antoine
Vishnu Sannidi
Daniel OGAR
Scott Gall
Robert Hanyon
Louis C Drummond Jr
George Pham
Antonio Bianco
Scott Faries
Jesus Soto
Chris Daniels
Ram Bhattarai
Arnaud Caussin
Anthony Michael Labbate
George Hernandez
Pete Rosskamm
Miyuki Brown
John Richard Holdsworth
Leonard Chijioke Ezenwa
Tyler Milam
Trent Williams Sr
Roshan Joshi
Jason Rigby
Joshua Smith
Hanson Saputra
Jose G. Ramos Jr.
Sheila Key
Leonardo Lee
Marie Rosena L Laine
Janice Ford
Michael Garcia

John Studenka
Susan McCallium
Larry E Glynn
Kevin Hu
Edward William Link
Christophe Nelide
Jason Lopez
Susan Cunningham
Brian Mayes
Chadd Hodges
Viet Nguyen
Alexander Einarsson
Rick Nester
Kelli Edmond
Tommy Allen
Kart Host LLC
Rosalina PIANTIERI
Micah Uzuazoraro Onowi...
Moufaq Dabashi
Lin Shearer
Timothy PORTER
Kevin Avery
Rony Paul
Mumtaz Shah
Anthony Guy Munns
Kevn J Greene
Hardy Bonatua Siahaan
Raj Bommadeni
Candace Matagi
Rafael Corral
Jerrold Joe Laxague
Juan Carlos Gallo
Mark V Vdov
Christoph Lymbersky
Jacob Adelman
Bharpur Grewal
Mark Erwich
Geoffrey Green
Mike Van de Leest
Brian Augenstein
Frank Tang
Sunny Amin
Shawn S Day
Janet Woods
Corey Bregman
Aileen Alontaga
Remedios LLC
William Portch
Arpad Lehel Matyus
Charles G Klein
Jonathon Marshall
Erik Mall
Ralph Black
Grisheld Bishop
Scott Koontz

Daniel McGovern
Kimberlyn Sayles
Michael Teske
Jason Linhares
Thomas Uen
Manoj Kunchala
William Berard
Tan Quan Nguyen
John Brooks
Alexey Sednev
Henrik Poulsen
Cristina Y MANRIQUE
Mary Huisman
Frank Reymer
Nathan Webber
Joe Neuman
Norman Potts
Gabriel Paravisini
Augustine Ezenwa
David Shirin
Teri Hennigan
Ayman Abdulmagid
Michael Gerlach
Karen Spaulding
Laura Olsen
Jonathan Smith Jackson
Henry Burns
David Barclay
Narek Mkrtumyan
William DAntuono
Andy Kocharian
Kevin Reese
Patrick WHEELER
Jon Raugutt
Douglas Lughas
Dilip Ravindran
Jake Drennon
James Bailar
Elizabeth Kate Stophel
Matthew Brooksher
David Tunison
Nathan Greiner
Kathryn L Honea
Janet Massengill
Jenna Dunevant
Tonya Tsingaris
Ismael Toribio
David Welter
Curt Bromm
Jack A Schmeiser
Lee Szambecki
Lawrence Ladomery
Marilyn Anderson
Blake Chapman
Julie Chapman

Michael Farr
Eric JOHNSON
Kyle Filson
Midhat Qidwai
Michael DeLaMater
James Gubitosi
Marcos Santiago
Richard Coyle
Brian Glenn Chapman JR
John Pardee
Matthias Morel
Paul Boyer
Abdul Khan
Tyler Hardy
Thomas Burroughs
Erik Peter Mortensen
Kapani Elaisa
Angel L MARTINEZ
B Miller
Canon Melstrand
Steve Tersigni
Wass Weera
Scott M Algatt
Ubong Akpan
Tina Coble
Hannelore Henry
Scott Matthews
Karthik Thenkondar
Jennifer PUCKETT
Hilario Dsouza
Yolanda Levels
Ali Chunara
Christian Esteves Lee
Andrew Robinsonwr
Mark Weatherford
Truong NGUYEN
Alan Serikawa
Michal Ziemiaszewski
Catherine Dytnerski
Filip Di Sanza
Walter Rowntree
William Carl
Brooks Luckett
Alicia T. Reaves
William Ferrara
Brett Quinn
Ernest Iseminger
Gregory Paul Court
Mario M Teel Jr.
Paul Haye
Jeffrey Joy
Amanda Price
Jairo Patino
Jason Corteguera
Kerry Mcrae

Mercedita Oducado
Matthew Klahorst
Calvin A Buzzell
Anuar Castellanos
Raffoul Ajami
Drew Ruhlman
Michael Steed
Marjan Khan
Julie Chapman
Jack C SAUERBREY
Christy Johnson
Jelili APALARA
Jennifer Hornstock
Robert Yang
Sreenatha R Palnati
Davender Bhardwaj
Jason Flint
Joseph Purbaugh
Dolores Fort
Whaeed Khan
Cameron Arthur Blagg
William Smith
Kareem H Neveau
Cindy M Gray
Shaun Fuller
Pedro Dias
Irvin Hinojosa
Sukhvinder Dhillon
Markus Herrlich
George Odego
Nia Williams
Susan Mc Guinness Getzin...
Mark Cherry
Aaron Reimann
Roy Ofir
Lakshminarayana Nindra...
Naina K Dhaurali
Jukka Matti Karhu
Emmanuel Mboho
Omar Chraibi
Jo Demol
Michael Little
Nishanth Manneboina
Don Uranker
Scott Lobato
Ttoria Benson
Tia L A Brown
Ian Howard
Russell Larocque
Robert Jacobi
Gilda Ferrara
Bruno Rocha
Mark Boekhout
Joseph Harrison
Samir Sawhney

Gabriel Schmidtke
Eric Wells
Joshua Jacobs
Patrick Enweronye
John Hyde
Michael Gerlach
Jason Ibey
Deborah Hughes
Thaddeus Onwuka
Kathleen Brady
Steven Johnson
Igor Yakubov
Daniel Taubenheim
Richard Lowell
Brandon Hines
Alisa Vandenberg
Rajash G Bhakta
Richard Winston
Sharon Dunlap
Emmanuel Antoine
Ronald Thames
Srinivas Reddy Katpelly
Spencer Wolfley
Jawahar Selvaraj
Gloria Boggs
Matthew Rosenbaum
Mary Butler
Paul Drechsler
David Rice
Jeff Maitlen
Palmer Wetzel
Jonathan Daniel
Santo Siragusa
Sergio Mainetti Jr.
David Troxell
Eva Nagy
Jan Denk
Conrad Quarles
Michael Gately
James Ormond
Russell B Gagnebin
Stephen Yoskowitz
Lakshminarayana Nindra...
Oluseyi Ajijola
Reginald Young
Karim K Jinnah
Theresa Brown
Eliecer Navarro
Edward M Smith
Nadine S Finke
Michael Harmon
Sandy Toth
Paul Younan
Robert Maonera

Shuzhi Yu
Maria Alburquerque
Kyong (Suki) Martin
Adrian Jacob
Kofi Opoku-Akoto
Angelo L Gonzalez
Ajit Singh
Rachael Klein
Dang Nguyen
Chad Aquinde
Leland Fiegel
Dan Cahill
Jerome Merrill
Rodney Brown
Tachon Jordane
Anthony Keith
Todd Bochner
Brenda Miller
Bhaskar Venkatraman
Ricky Rock
Mario Woudenberg
Patrick Sullivan
Chris Onwuzurike
Pamela Hagono
Hector Perez
Dwaina Garrett
Johnny Massenat
Delessa Eaton
Scott Schuenke
Kris Alden
Dan Boese
Robert Donar
Emmanuel Nuvaga
Peter Damato
Nick Perreault
Luke Kampen
Dennis Wayne Carter
Roger M Bean
Guardiantyo Sujati
Bradley Bangen
Michael Peter Bahra
Stephen Seachord
Ruslan Gadulshin
Chien Hsun WU
Babatunde Oloyede
Michael Fink
Gerald Vitatoe
Enrique Pierson
Monica Laurence
Larry Reinheimer
Justin Beebe
Caleb Chapman
Matthew Kotowski
Christopher J Mathis

Thank You!

From the Convesio Team



Thomas Fanelli
Founder/CEO



Dyutiman Chakraborty
Co-Founder, Chief Architect



Elizabeth Bochner
Co-Founder, COO



David DeFino
Engagement Manager

Over 15 years of WordPress support, content marketing, and social media experience.



Connor Cahill
Software Engineer

Full stack developer with extensive WordPress, hosting, and agency background.



Lori Taylor
Sales Operations

Optimizing sales operations, lead generation, and CRM management.



Scott Roberts
Infrastructure Support Manager

15+ Years of server administration, support, and management so scalable WordPress systems.



Joe Cress
Platform Sales Engineer

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Thomas Fanelli	Executive @ Aptly	2018

Officers

OFFICER	TITLE	JOINED
Thomas Fanelli	Secretary President Vice President Treasurer CEO	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Thomas Fanelli	5,000,000 Common Stock	76.1%

Past Equity Fundraises

None.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	6,575,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

A significant amount of the team's time is spent working remotely. Convesio uses the latest communication methods, such as Slack and Zoho message apps, to make sure the team is working towards a common goal and product development, however, as the team expands it is unproven that this method is optimal to product development. As a result, it may be necessary for the team to find a more stable base.

Convesio's current software applications are new and therefore do not have a stable or significant customer base. It is necessary that Convesio grows the number of customers of rapidly, although, there is no guarantee Convesio will do so.

Investors will not see a return on Convesio until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, that dividends will only be paid if and when declared by the Board.

If adequate funds are not available or not available on acceptable terms, Convesio may not be able to fund its expansion, promote its product as Convesio desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability would have a material adverse effect on Convesio's business, results of operations, financial condition and prospects.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.potentially result in departures in Convesio if team members did not want to relocate.

Convesio's limited operating history may make it difficult to evaluate Convesio's current business and Convesio's future prospects. Convesio has encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly developing and changing industries, including challenges in forecasting accuracy, determining appropriate investments of Convesio's limited resources, market acceptance of Convesio's existing and future products and services, competition from established companies with greater financial and technical resources, acquiring and retaining users and developing enhancements to Convesio's products and services. Convesio cannot assure you that the company will be successful in addressing these and other challenges Convesio may face in the future.

Convesio is reliant on single full-time Officer, which it must retain to ensure continued growth and productivity. The loss of the CEO may have an adverse effect on the business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Many of Convesio's current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than Convesio does. These factors may allow Convesio's competitors to respond more quickly than Convesio can to new or emerging technologies and changes in customer preferences. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies which may allow them to build a larger user base or to monetize that user base more effectively than us. Convesio's competitors may develop products or services that are similar to Convesio's products and services or that achieve greater market acceptance than Convesio's services. This could attract users away from Convesio's products and reduce Convesio's market share.

Convesio's current business model is not proven or a source of significant revenue. Current revenues do not cover current expenditure of the company. As a result, the Convesio's business model is due to change and adapt according to market conditions, product market fit and finding a successful sales and revenue model.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;

- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Convesio, Inc.

- Delaware Corporation
- Organized February 2018
- 6 employees

290 Firestone Dr
Walnut Creek CA 94598

https://convesio.com

Business Description

Refer to the Convesio profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Convesio is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/convesio/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our* ***Terms*** *&* ***Privacy Policy****. If investing, you accept our* ***Investor Agreement****. You may also view our* ***Privacy Notice****.*